Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via Edgar

March 14, 2025

Morgan Youngwood and Stephen Krikorian
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Re:	Jingbo Technology, Inc. (the “Company”) Form 10-K/A for the Fiscal Year Ended February 29, 2024 Form 10-K for the Fiscal Year Ended February 29, 2024 File No. 000-56570

Dear Messrs. Youngwood and Krikorian,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated February 13, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 10-K/A (the “Form 10-K/A”) for the Fiscal Year Ended February 29, 2024, Form 10-K for the Fiscal Year Ended February 29, 2024 (the “Form 10-K”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 10-K/A for the Fiscal Year Ended February 29, 2024

General

1.	Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Statt in December 2001.

Response: Please refer to pages 3 and 16 of the amended Form 10-K.

Principal Robert CALDWELL Roy CHOI Michael FUNG Lewis HO Jeffrey KUNG Lynia LAU Shirley LAU Wallace LAU Alfred LEE Polly LIU Terence WONG

A Hong Kong firm of solicitors.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Securities and Exchange Commission Page 2

Capital Stock, page 4

2.	You disclose that you “conducted a reverse stock split of the Company’s issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), at a ratio of 1-for-200 (the “Reverse Stock Split”).” The Reverse Stock Split should result in the adjustment of your computations of basic and diluted EPS retroactively for all periods presented to reflect that change in capital structure. Refer to ASC 260-10-55-12, 505-10-S99-4, and 505-20-30-6. Please revise future filings to retroactively present your capital structure in your balance sheet and other disclosures for the Reverse Stock Split.

Response: The Company noted the comment of the Staff. Please refer to pages 10, 37, 42, 43, 44, 47, 52 and 68 of the amended Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures, page 46

3.	We note that you did not disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of February 29, 2024. Please revise to disclose management’s conclusion of the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. We refer you to Item 307 of Regulation S-K. Please note that Item 9 of the Form 10-K requires that you furnish information required by Item 307 and 308 of Regulation S-K.

Response: Please refer to page 69 of the amended Form 10-K.

* * *

Please contact the undersigned at +1 310 7285129 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc: Zhang Guowei